 ME RENEWABLE POWER CORPORATION

Vista del yaque # 13 la charcas

Santiago, Dominican Republic

June 22, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	ME Renewable Power Corporation
Request to Withdraw Registration Statement on Form 8-A12B
Filed June 19, 2020

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, ME Renewable Power Corporation (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form 8-A12B filed on June 19, 2020 (the “Registration Statement”).  The Company is requesting withdrawal of the Registration Statement because it does not have securities registrable under Section 12(b) of the Securities Exchange Act of 1934.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the Registration Statement or this letter.

Very truly yours,

ME Renewable Power Corporation

By: /s/ Karina G. Peralta

Karina G. Peralta

President